BTQ Technologies Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following sets out the matters voted upon at the annual general and special meeting of shareholders (the "Meeting") of BTQ Technologies Corp. (the "Company") held on August 12, 2026. Each of the matters set out below is described in greater detail in the Company's management information circular dated June 29, 2026 (the "Circular").

1. Fixing Number of Directors at five (5)

The number of directors of the Company was fixed at five (5). The results of the votes cast are set out below:

Votes For	% For	Votes Against	% Against
70,511,148	99.52%	341,448	0.48%

2. Election of Directors

Each of the five nominees listed in the Circular was elected as a director of the Company for the ensuing year or until their successor is elected or appointed. The results of the votes cast are set out below:

Name	Votes For	% For	Votes Withheld	% Withheld
Olivier Roussy Newton	49,120,272	94.92%	2,626,252	5.08%
Chris Tam	51,485,125	99.49%	261,399	0.51%
Philippe Lucet	49,100,314	94.89%	2,646,210	5.11%
Mansour Al Suwaidi	50,241,123	97.09%	1,505,401	2.91%
Lionel de Saint-Exupery	51,439,834	99.41%	306,690	0.59%

3. Appointment of Auditors

MNP LLP was appointed as the auditor of the Company for the ensuing year and the board of directors of the Company was authorized to fix the remuneration of the auditor.  The results of the votes cast are set out below:

Votes For	% For	Votes Withheld	% Withheld
70,384,560	99.34%	468,037	0.66%

4. Reapproval of the Omnibus Plan

The omnibus equity incentive plan of the Company was reapproved. The results of the vote cast are set out below:

Votes For	% For	Votes Against	% Against
47,773,250	92.32%	3,973,272	7.68%

No other business was voted upon at the Meeting.

DATED this 12th day of August, 2026.

BTQ TECHNOLOGIES CORP.

(signed) Lonny Wong
Lonny Wong
Chief Financial Officer